UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

Commission File Number: 001-33587

PERFECT WORLD CO., LTD.

8th Floor, Huakong Building, No. 1 Shangdi East Road,

Haidian District, Beijing 100085, People’s Republic of China

(86 10) 5885-8555

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-         N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perfect World Co., Ltd.

By:	/S/ KELVIN WING KEE LAU
Name:	Kelvin Wing Kee Lau
Title:	Chief Financial Officer

Date: November 2, 2009

EXHIBIT INDEX

Page

Exhibit 99.1 – Press Release	4

Exhibit 99.1

Perfect World Announces Appointment to the Board of Directors

Beijing China (October 31, 2009) - Perfect World Co., Ltd. (NASDAQ: PWRD) (“Perfect World” or the “Company”), a leading online game developer and operator in China, today announced the appointment of Mr. Daniel Dong Yang as an independent director to the Company’s Board of Directors.

Mr. Daniel Dong Yong has been a partner of SAIF Partners, an Asian private equity firm, since 2004 and served as a director from 2001 to 2004. He currently serves as a director of several companies, such as MainOne Information Technology Co., Ltd. and Mobi Antenna Technologies (Shenzhen) Co., Ltd. From 2000 to 2001, he served as an investment officer and director of Softbank China Venture Capital, a venture capital firm in China. Mr. Yang received his bachelor’s degree in computer science from Tsinghua University in 1995, and his master degree in accounting from University of Southern California in 1997. Mr. Yang is a Chartered Financial Analyst.

“I would like to welcome Mr. Yang to the Board as an independent director. His extensive experience will bring significant value to Perfect World,” commented Mr. Michael Chi, Chairman and Chief Executive Officer of Perfect World.

Perfect World would also like to announce that Mr. Louis T. Hsieh recently stepped down from his position as a member of the Board of Directors of Perfect World. He plans to focus on other professional commitments.

“I would like to thank Mr. Louis T. Hsieh for his contribution to Perfect World,” commented Mr. Michael Chi. “I and the rest of the Board would like to take this opportunity to express our sincere gratitude to Mr. Louis T. Hsieh and wish him the best in his pursuit of his other professional commitments.”

After the above changes of the board of directors, Perfect World has met the requirement of the Nasdaq Stock Market, Marketplace Rules that a majority of the directors shall be independent directors. Perfect World’s current board members are Mr. Michael Chi, founder, chairman and Chief Executive Office of Perfect World, Mr. Ge Song, director, Mr. Daniel Dong Yong, independent director, Dr. Bing Xiang, independent director, and Mr. Han Zhang, independent director. The three independent directors are also members of the Company’s audit committee.

About Perfect World Co., Ltd. (http://www.pwrd.com)

Perfect World Co., Ltd. (NASDAQ: PWRD) is a leading online game developer and operator based in China. Perfect World primarily develops online games based on proprietary game engines and game development platforms. The Company’s strong technology and creative game design capabilities, combined with extensive local knowledge and experience, enable it to frequently and rapidly introduce popular games that are designed to cater to changing customer preferences and market trends in China. The Company’s current portfolio of self-developed online games includes massively multiplayer online role playing games (“MMORPGs”): “Perfect World,” “Legend of Martial Arts,” “Perfect World II,” “Zhu Xian,” “Chi Bi,” “Pocketpet Journey West,” “Battle of the Immortals” and “Fantasy Zhu Xian;” and an online casual game: “Hot Dance Party.” While a substantial portion of the revenues are generated in China, the Company’s games have been licensed to leading game operators in a number of countries and regions in Asia, Europe and South America. The Company also generates revenues from game operation in North America. The Company plans to continue to explore new and innovative business models and remains deeply committed to maximizing shareholder value over time.

Safe Harbor Statements

This press release contains forward-looking statements. These statements constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “future,” “plans,” “believes” and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, our limited operating history, our ability to protect our intellectual property rights, our ability to respond to competitive pressure, changes of the regulatory environment in China, and economic slowdown in China and/or elsewhere. Further information regarding these and other risks is included in Perfect World’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Perfect World does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact

Perfect World Co., Ltd.

Vivien Wang

Investor Relations Officer

Tel: +86-10-5885-1813

Fax: +86-10-5885-6899

Email: ir@pwrd.com

http://www.pwrd.com

Christensen Investor Relations

Kathy Li

Tel: +1-480-614-3036

Fax: +1-480-614-3033

Email: kli@christensenir.com

Roger Hu

Tel: +852-2117-0861

Fax: +852-2117-0869

Email: rhu@christensenir.com

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